1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

THOMAS FRIEDMANN

February , 2011	thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attn: Jan Woo and Ryan Houseal

Re:	Universal Business Payment Solutions Acquisition Corporation
Registration Statement on Form S-1
File Number 333-171359

Ladies and Gentlemen:

Universal Business Payment Solutions Acquisition Corporation, a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (Registration No. 333-171359) (the “Registration Statement”).  On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated January 18, 2011 from Ms. Jan Woo, Attorney-Adviser, to Bipin C. Shah, Chief Executive Officer of the Company.  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.  We will also provide courtesy copies of Amendment No. 1, as filed and marked with the changes from the original filing of the Registration Statement.  Except as provided in this letter, terms used in this letter have the meanings given to them in Amendment No. 1.

General

1.
Please submit all exhibits as promptly as possible.  We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.  If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

Response:

As requested, the Company has included additional exhibits with Amendment No. 1.  The Company intends to file additional exhibits, including the legal opinion of Dechert LLP required by Item 5 of Item 601(b) of Regulation S-K, with a further amendment to the Registration Statement prior to seeking acceleration of its effectiveness.

2.
Prior to effectiveness, please have a representative from the NYSE Amex Equities Exchange call the staff to confirm that your securities have been approved for listing.  In addition, please add disclosure regarding your compliance with NYSE Amex listing standards and applicable Commission rules and regulations with respect to the identity of independent directors and required board committee members.

US  Austin  Boston  Charlotte  Hartford  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC
EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

United States Securities and Exchange Commission February , 2011 Page 2

Response:

The Company now intends to list its securities on the NASDAQ Capital Market (“NASDAQ”). As requested, the Company will request that a representative from NASDAQ call a member of the Staff to confirm that the securities for which the Company is seeking a listing have been approved for listing, subject to notice of issuance.  In addition, the Company has added additional disclosure to the Registration Statement under the caption, “Management—Corporate Governance” to the effect that the Company intends to comply with applicable NASDAQ listing standards and Commission rules and regulations with respect to the identity of independent directors and required board committee members.

3.
Prior to effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional concerns with respect to the proposed underwriting arrangements.

Response:

As requested, the Company will arrange for a member of the SEC staff to receive a formal notice from FINRA stating that it has completed its review of the Company’s filing and has no objections with respect to the proposed underwriting arrangements.

4.
Please strive to eliminate the use of redundant and repetitive disclosure throughout your prospectus.  You may need to evaluate and/or reconsider the manner in which you have presented the information so that your disclosure is consistent with the principles set forth in Rule 421(b) of Regulation C.  For example, your prospectus summary is lengthy, repeats information from elsewhere in your document, and does not present key aspects of your offering in clear, plain language.  Please revise.

Response:

As requested, the Company has reviewed and revised the Registration Statement to eliminate the use of redundant and repetitive disclosure, including by reducing the length of the prospectus summary.

5.	With a view toward disclosure, please tell us whether you intend to register a class of your securities pursuant to Section 12 of the Exchange Act in connection with this offering.

United States Securities and Exchange Commission February , 2011 Page 3

Response:

The Company intends to register certain classes of securities that it is registering under the Securities Act of 1933, as amended (the “Securities Act”) with the Commission on the Registration Statement pursuant to a registration statement on Form 8-A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Accordingly, the Company has amended the disclosure under the heading “Proposed Business—Periodic Reporting and Audited Financial Statements.”  The Company supplementally advises the Staff that intends to file its registration statement on Form 8-A concurrently with the acceleration of the effectiveness of the Registration Statement.

6.
We note the blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A of the Securities Act of 1933.  For example, the names of the directors in each class are omitted.  Please include this disclosure in an amendment as soon as practicable.  Note that we may have additional comments once you have provided this disclosure.

Response:

As requested, the Company has provided additional information with a view to providing all of the information required to be included in the Registration Statement other than that which it may omit pursuant to Rule 430A of the Securities Act of 1933, as amended (the “Securities Act”).

7.
We note your disclosure on page 14 that you will not dissolve the company if you fail to consummate a business combination within the time periods set forth in your prospectus and, instead, you will continue in existence as a shell company with no or limited financial resources.  Please revise your prospectus throughout to clarify whether you may become a blank check company subject to Rule 419 as a result of your failure to dissolve and, if not, how your offering may be effected in such a manner to avoid the application of Rule 419.

Response:

As requested, the Company has revised the disclosure in the Registration Statement to clarify that it could become a blank check company subject to Rule 419 as a result of a failure to dissolve under certain circumstances.  The Company respectfully submits that it will not be a blank check company subject to Rule 419 until the time of such dissolution.

Cover Page

8.
Please limit the outside cover page to one page as required by Item 501(b) of Regulation S-K.  Please refer to Rule 421(d) and revise your cover page to follow plain English writing principles, including the use of bullet lists where appropriate.

United States Securities and Exchange Commission February , 2011 Page 4

Response:

As requested, the Company has revised the outside cover page of the Prospectus as required by Item 501(b) of Regulation S-K, including following plain English writing principles and using bullet lists where appropriate.

9.
Please revise to include all securities that you are offering, such as the shares of common stock and the warrants underlying the units, in the header of the prospectus cover page.  Please be sure that the title of the shares of common stock and warrants makes reference to their redemption feature.

Response:

As requested, the Company has revised the cover page of the Prospectus to include references to all securities that the Company is offering to the public in this offering and has modified the title of the warrants to refer to their redemption features.

Prospectus Summary, page 1

10.
We note the detailed descriptions in your summary of the business experience of certain members of your management team.  Such detailed descriptions of management’s experience are not appropriate for the summary.  In addition, the descriptions contained in the summary appear identical to the descriptions contained in the Proposed Business section of your prospectus.  The prospectus summary should not merely repeat the text of the prospectus but should provide a brief overview of the key aspects of the offering.  See Item 503(a) of Regulation S-K.  Accordingly, please limit the description of management’s experience in your summary, if any, to a succinct, high-level overview.

Response:

As requested, the Company has revised the Prospectus Summary to delete detailed descriptions of the business experience of the Company’s management team.  The Company also has revised the Prospectus Summary to provide a brief overview of key aspects of the offering.

11.
We note your statement on page 13 that if you have not presented to public stockholders a proposed business combination within the time periods specified in the prospectus, public stockholders will be entitled to receive a pro rata interest in the trust account.  We also note that interest income earned on the amount held in trust may be released to you to pay taxes and fund your working capital requirements.  Please clearly indicate throughout the prospectus whether public stockholders will be entitled to receive interest earned on their portion of the trust in the event of liquidation.  You may want to consider adding a risk factor regarding the public stockholders’ rights to the interest.

United States Securities and Exchange Commission February , 2011 Page 5

Response:

As requested, the Company has revised the Registration Statement to clarify the circumstances under which public stockholders will be entitled to receive interest earned on their allocable portion of the trust in the event of liquidation, including adding additional risk factor disclosure consistent with the disclosure appearing elsewhere in the Prospectus.

Private Placements, page 3

12.
We note your disclosure relating to the insider warrants and the EBC warrants.  Please expand your disclosure in the appropriate section of the prospectus to discuss how you determined the pricing relating thereto.

Response:

As requested, the Company has expanded the disclosure under the heading “Use of Proceeds” to discuss how the Company determined the pricing of the insider warrants and the EBC warrants, including through negotiation between the Company, potential inside investors and the underwriters.

The Offering, page 4

Limited payments to insiders, page 7

13.
You disclose that you will not pay any fee, reimbursement, or other cash payment to your insiders prior to the consummation of an initial business combination.  Please revise to clarify whether this statement is designed to encompass all forms of compensation - such as stock, options, etc.

Response:

As requested, the Company has revised the disclosure in the Prospectus to clarify that the Company’s commitment not to pay any fee, reimbursement or other cash payment to its insider investors prior to the consummation of an initial business combination encompasses all forms of compensation.

Liquidation of trust account if no business combination, page 13

14.
We note that your initial stockholders, subject to specified limitations, have agreed to indemnify you for claims of creditors to the extent that they have not signed a valid and binding waiver of their right to seek payment of amounts due to them out of the trust account.  Please confirm that this agreement will be filed as an exhibit to the registration statement.

United States Securities and Exchange Commission February , 2011 Page 6

Response:

As requested, the Company confirms that it intends to file as an exhibit to the Registration Statement the agreement pursuant to which its initial stockholders have agreed, subject to certain limitations, to indemnify the Company for claims, if any, of its contract creditors to the extent that such creditors have not signed valid and binding waivers of their right to seek payment of amounts due to them out of the trust account

Risk Factors

General

15.
Please add a risk factor alerting investors to what appears to be substantial increases in administrative costs that will be experienced after the effective date, and indicate the anticipated minimum amount of such increased expenses, or tell us why you do not believe that such a risk factor is necessary or appropriate.

Response:

As requested, the Company has provided additional risk factor disclosure regarding expected increases in administrative costs that it may experience after the effective date of the Registration Statement when the Company commences operations and becomes a registered public company.  As described in such disclosure, these estimates are by their nature speculative.  Accordingly, the Company respectfully declines to add additional disclosure suggesting anticipated minimum amounts of such increased expenses, as it believes further specificity with regard to these estimates suggests a degree of precision that is unwarranted and potentially misleading to investors.  The Company believes that the estimates of administrative expenses provided in the Prospectus under the caption “Use of Proceeds” are accurate and complete in all material respects, at least to the extent that such amounts are susceptible to estimation.

16.
You state that you may consummate a business combination with a company that may be financially unstable or in its early stages of development or growth.  Please add a risk factor disclosing the risks addressing this issue.

Response:

As requested, the Company has added a risk factor disclosing risks that it may encounter in consummating a business combination with a company that is financially unstable or in an early stage of development or growth.

Although we have identified general criteria and guidelines that we believe are important in evaluating prospective target businesses..., page 17

17.
You disclose that you have identified certain general criteria and guidelines that you believe are important in evaluating prospective target businesses and that you will use such criteria and guidelines in evaluating acquisition opportunities.  You also state that you may decide to enter into a business combination with a target business that does not meet these criteria and guidelines.  If such criteria and guidelines change, please disclose how and when shareholders will be made aware of such changes.

United States Securities and Exchange Commission February , 2011 Page 7

Summary:

As noted above, the Company states in the Prospectus that it may decide to enter into a business combination with a target business that does not meet some or all of the criteria and guidelines that it has identified in the Prospectus as being useful in evaluating a prospective target business.  If the Company elects to pursue a business combination with a target business that does not meet some or all of such criteria, the Company would expect to disclose the relevant attributes of the target business, and the factors that the Company generally considered to be relevant to its decision to pursue such business combination, in the disclosure document that it will provide to its stockholders when seeking their approval for such business combination.

Our ability to effect a business combination successfully and to operate successful thereafter..., page 18

18.
Please revise this risk factor header to reflect your disclosure in this risk factor that your key personnel, including your officers and directors, have not entered into employment or consultant agreements with you, and may leave prior to a business combination.

Response:

As requested, the Company has revised the risk factor under the caption described above to state that its key personnel, including officers and directors, have not entered into employment or consultancy agreements with the Company.

If third parties bring claims against us or enter into a bankruptcy proceeding.... page 24

19.
We note your assertion that, because you will seek waivers from vendors and prospective target businesses, you believe that the likelihood of the initial stockholders having any indemnification obligations is minimal.  Please explain to us more fully the basis for this belief, given that vendors and target businesses will have no obligation to execute waivers.

United States Securities and Exchange Commission February , 2011 Page 8

Response:

As described in the Prospectus, the Company expects to have a finite number of vendor relationships prior to its consummation of a business combination and will have a reasonable budget with which to pay such vendors.  The Company and its management team intend to seek contractual relationships with potential vendors that align the interests of such vendors with the Company’s stockholders in seeking to successfully close a business combination.  While the management team’s ability to negotiate such contracts is uncertain and subject to the commercial reality that vendors like to get paid in full, the Company believes, based on its understanding of the experience of previous special purpose acquisition companies, that it is possible to enter into such contracts with vendors, thereby minimizing the likelihood that the initial stockholders will have significant indemnification obligations or that a vendor may seek to invade the trust to obtain payment of a claim.

All of our officers and directors own shares of common stock issued prior to the offering...,_page 26

20.
You state that the personal and financial interests of your directors and officers may influence their judgment in timely identifying and selecting a target business and completing a business combination.  You further state that your directors’ and officers’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our stockholders’ best interest.  Please explain how your officers and directors will comply with their duties to your shareholders required by Delaware law.

Response:

The Company respectfully submits that the risk of its directors and officers permitting their personal and financial interests to unduly influence their judgment in the manner described in this risk factor is remote.  For example, as discussed in the Prospectus, these individuals have extensive business experience and strong records of achievement in serving the interests of investors in other businesses.  They are aware of their fiduciary obligations as directors of a Delaware corporation, including the duty of loyalty and the duty of care to the Company and its stockholders.  Moreover, the package of securities in which the directors and officers have invested has been designed to align their financial interests with those of the Company’s public stockholders.  The Company included this risk disclosure to alert its potential stockholders that, in spite of such ameliorating factors, the interests of directors and officers of the Company can never be perfectly aligned with such stockholders’ interests, and that there is at least some chance that personal and financial interests could influence the Company’s directors and officers under some circumstances.  The Company, however, has clarified the disclosure under the above-captioned risk factor to note the directors and officers will be subject to Delaware law with respect to the discharge of their duties to the Company.

Our executive officers’, directors’ and initial stockholders’ interests in obtaining reimbursement for any out-of-pocket expenses..., page 31

21.
You state that the financial interests of your officers and directors in obtaining reimbursement for their out-of-pocket expenses, “could influence our officers’ and directors’ motivation in selecting a target business and therefore there may be a conflict of interest when determining whether a particular business combination is in the stockholders’ best interest.” Please explain how your officers and directors will comply with their duties to your shareholders required by Delaware law.

United States Securities and Exchange Commission February , 2011 Page 9

Response:

As requested, the Company has clarified the disclosure under the above-captioned risk factor to note the directors and officers will be subject to Delaware law in the discharge of their duties to the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 41

22.	Please revise your disclosure to discuss how you determined the amounts of possible expenses you anticipate incurring in searching for a target business.

Response:

As requested, the Company has revised its disclosure to indicate that it determined the amounts of expenses that it anticipates incurring in searching for a target business based on the prior business experience of its management team, a review of similar transactions and discussions with the underwriters regarding the experience of other companies in seeking business combinations.

23.
We refer to the disclosure regarding your 10b5-1 plan that will allow you to purchase up to $1.9 million worth of shares each month up to an aggregate amount of 50% of the shares sold in this offering.  Please disclose the intended purpose of such purchases.  For example, if the purpose of these purchases is to increase the likelihood of obtaining stockholder approval of a business combination, you should clearly indicate this.  In this regard, we note your risk factor disclosure under the sub-caption “Unlike some other blank check companies, we may be required to withdraw trust fund proceeds to purchase shares of our common stock” on page 28.

Response:

As requested, the Company has revised its disclosure to indicate the intended purpose of repurchases under the 10b5-1 plan, which are intended to (i) provide a limited source of liquidity in the secondary trading market for the Company’s shares, (ii) provide the Company’s other, non-selling stockholders with an opportunity to benefit from a reduction in the number of shares with a claim on the trust corpus at a discount to the par value of the shares and (iii) communicate to the Company’s stockholders and to the secondary market in a concrete manner the confidence of the Company’s management team in the soundness of its business plan.  It is the considered view of the Company’s management team that earlier special purpose acquisition companies forfeited an opportunity to purchase shares in the secondary market that could have benefited such companies’ stockholders at a price less than the equivalent trust value per share of Common Stock.  The management team believes that the contemplated 10b5-1 plan and limited stock purchase program will enable the Company to purchase the Company’s shares on terms favorable to the Company’s remaining stockholders and in a manner that is transparent to the market and fair to the selling stockholders.

United States Securities and Exchange Commission February , 2011 Page 10

Proposed Business

Market Opportunity, page 45

24.
Please provide support for the statements in the bullet points on page 45.  Supplementally provide us with the relevant portions of the materials that you reference.  To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

Response:

As requested, the Company has revised the disclosure under the heading “Proposed Business—Market Opportunity” to provide support for the statements in the bullet point.  Copies of the relevant sources will be provided to the Staff supplementally.

25.
You state that the financial services industry is an attractive industry in which to pursue a business combination.  Please tell us what consideration you have given to including a discussion of the government regulations that are applicable to your proposed business and the effect of those laws and regulations on the company’s future operations.

Response:

The Company respectfully submits that, given the scope of businesses in the financial services industry, it is premature to evaluate which, if any, government regulations may be applicable to a target business with which it may consummate a business combination.  The Company has, however, included a new section entitled “Regulation” under the heading “Proposed Business” describing the general types of regulations to which a target business may be subject.

Permitted Purchases of Shares in Connection with Stockholder Vote, page 52

26.
On page 52, we note that you intend to purchase your common stock in the open market in compliance with Rule l0b-18 of the Exchange Act.  Please provide us with your legal analysis of how such purchases would comply with the noted rule.

United States Securities and Exchange Commission February , 2011 Page 11

Response:

Section 9(a)(2) of the Exchange Act prohibits the manipulation of the price of a security to induce the sale or purchase of such security.  Rule 10b-18 under the Exchange Act provides a non-exclusive safe harbor from Section 9(a)(2) for certain transactions by an issuer in its own securities.  Compliance with Rule 10b-18 also provides a safe harbor for Rule 10b-5 claims based solely upon the time, manner or price at which such purchases are made, or the amount of such purchases.  In order to qualify for Rule 10b-18 safe harbor, an issuer or its affiliate must comply (on a daily basis) with all of the provisions of such rule relating to the manner, time, price and volume of transactions in its shares as well as limit the number of brokers that it uses to execute such transactions.

The Rule 10b-18 safe harbor is not available for an issuer undergoing a business combination, commencing from the time such business combination is publicly announced until the earlier of (i) the completion of the business combination or (ii) the vote on such proposed transaction by the target’s shareholders.  The Staff has also proposed amendments to Rule 10b-18 with respect to its use by special purpose acquisition companies, or SPACs, in connection with transactions in a SPAC’s own securities during the pendency of a proposed business combination and requiring certain additional disclosure with respect to any such transactions.  This Staff proposal would make the safe harbor under Rule 10b-18 unavailable to SPACs from the time of the public announcement of a business combination until the earlier of (1) the completion of the business combination or (2) completion of the vote on such proposed transaction by the shareholders of both the target company and the SPAC.

Separately, Rule 10b5-1 allows insiders, including issuers, to implement trading plans that they can use to demonstrate that trades made pursuant to such a plan were not “on the basis of” non-public information and, consequently, do not violate insider trading regulations and judicial precedents.  In order to establish such a trading plan (a “10b5-1 Plan”), an insider must enter into it at a time when the insider is not in possession of material non-public information.  The insider must relinquish discretion over trades made pursuant to the 10b5-1 Plan.  Any purchases or sales made under a 10b5-1 Plan must conform to the written terms of such plan, and the insider must have entered into such plan in good faith.

Rule 10b5-1(c) provides that insiders may carry out any of the following types of 10b5-1 Plans:

•	a binding contract to purchase or sell stock;

•	instructions to another person to purchase or sell stock for the insider’s account; or

•	an advance written plan for trading stock.

Any such contract, instruction or plan must accomplish one of the following:

•	specify the quantity of stock to be traded, along with the date and price of the transaction, with this price being either a specific dollar price, a limit order price or the prevailing market price;

•	utilize a written formula, algorithm or computer program to determine the quantity, date and price of purchases or sales of stock; or

United States Securities and Exchange Commission February , 2011 Page 12

•	delegate investment discretion in the stock to a non-insider third-party who does not have access to material nonpublic information.

Accordingly, any 10b5-1 Plan adopted by the Company for the purpose of repurchasing its securities as described in the Prospectus could also be designed to comply with the provisions of Rule 10b-18, which relates solely to the manner, time, price and volume of repurchases and the number of brokers that an issuer may use to purchase or sell its securities.  Specifically, such a plan would require:

•	the Company will make all of its purchases or bids through only one broker or dealer;

•
the purchases of shares of the Company’s common stock under such plan would be scheduled by such broker in such a way as to avoid being the opening transaction quoted or reported in the consolidated reporting system of the NASDAQ and would not be made within the ten minutes immediately prior to termination of the period during which the last sale prices are reported in such consolidated system;

•
the shares of the Company’s common stock purchased under such plan must be purchased at a price no higher than the highest independent bid or the last independent transaction price, whichever is higher, in either case as quoted or reported in the consolidated system; and

•	the number of shares of the Company’s common stock purchased under the Plan would not exceed 25 percent of the average daily trading volume for such shares.

The Company understands that the safe harbor would be unavailable to it during the time period proscribed by Rule 10b-18.  Additionally, the Company understands that, if enacted, the Staff’s proposed amendments to Rule 10b-18 would further restrict the availability of the safe harbor under Rule 10b-18 to its proposed purchases of securities and would require certain additional disclosures to be made by the Company.  The Company intends to comply with the regulations as in effect from time to time in implementing its 10b5-1 Plan.

Survival After Liquidation of Trust Account, page 55

27.
Disclose how the initial stockholders’ and underwriters’ securities will be treated if the trust is liquidated.  Disclose the percentage of the company’s shares that they will own after liquidation of the trust account.

Response:

As requested, the Company has revised the disclosure to describe how the initial stockholders’ and underwriters’ securities will be treated if the funds in the trust account are distributed and, in addition, that each stockholder will continue to own the same percentage in the equity of the Company as such stockholder held prior to such distribution.

Underwriting

Advisor Fee, page 85

United States Securities and Exchange Commission February , 2011 Page 13

28.
We note your disclosure on page 35 that you have agreed to pay EarlyBirdCapital, Inc. a cash fee of $1,800,000 (or $2,070,000 if the over-allotment option is exercised in full) upon consummation of a business combination for acting as the company’s investment banker on a non-exclusive basis to assist it in structuring and negotiating a business combination.  We also note your disclosures on pages 50 and 85 of the filing which discloses this fee in percentage form as 2.5%.  Please revise your disclosure to include both the dollar and percentage amount of EarlyBirdCapital’s fee throughout the prospectus.

Response:

The Company has revised the disclosure throughout the Prospectus to reflect that the structuring fee will be $2,070,000 and has deleted references to this amount as a percentage of the offering amount.  Given the range of aggregate number of shares of common stock that may be outstanding following the exercise (or failure to exercise) by the underwriters of their over-allotment option in whole or in part, the Company believes a single dollar amount is more meaningful and less potentially confusing to investors than a statement of hypothetical percentages.

* * * * * * * * * *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3313 (or by facsimile at 202.261.3333).  Thank you for your cooperation and attention to this matter.

Sincerely,

Thomas J. Friedmann